Note A
Summary of Significant Accounting Policies

Nature of Operations:

Genesis Capital, LLC (the "Company") was formed as G.C. Securities, LLC, a limited liability company in Georgia in September 2003. In November 2009, the Company merged with Genesis Capital, LLC and changed its name to Genesis Capital, LLC. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services and assists domestic and international companies in analyzing capitalization alternatives and accessing the capital markets for debt, equity and equity-related financing.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Accounts Receivable:

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable, net of the allowance for doubtful accounts.

Note A
Summary of Significant Accounting Policies (Continued)

Property and Equipment:

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation of property and equipment is computed using accelerated methods.

Revenue Recognition:

Investment banking revenues include fees earned from providing merger and acquisition and other advisory services to clients.   Revenue is recognized when earned, which generally occurs as the services are performed, or upon consummation of a transaction.

Guaranteed Payments to Members:

Guaranteed payments to equity and income members that are intended as compensation for services rendered are accounted for as Company expenses rather than as allocations of Company net income. Guaranteed payments that are intended as payments on capital accounts are not accounted for as expenses of the Company, but as a reduction in equity.

During the year ended December 31, 2015, guaranteed payments totaling $5,814,239 were recorded as compensation expense, of which $4,790,821 was unpaid at December 31, 2015 and included in discretionary bonuses and profit sharing payable on the Company's statement of financial condition.

Income Taxes:

The Company is a Limited Liability Company. All income and losses are passed through to the member to be included on the respective income tax return. Accordingly, no provision for federal and state income taxes has been provided for in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions, including its status as a pass-through entity, and has determined that no provision or liability for income taxes is necessary.

Note A
Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Note B
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $6,340,229, which was $5,955,039 in excess of its required net capital of $385,190. The Company's ratio of aggregate indebtedness to net capital was 0.91 to 1.

Note C
Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note D
Commitments

Operating Lease:

The Company leases office space under a noncancelable operating lease agreement that provides for escalating rent payments and expires on December 31, 2018. At December 31, 2015, future minimum lease payments under the noncancelable operating lease were as follows:

Year Ending December 31		
2016	$	145,338
2017		147,482
2018		149,682
	$	442,502

Rent expense totaled $134,955 for the year ended December 31, 2015. The Company recorded a deferred rent liability of $52,212 in the statement of financial condition at December 31, 2015.

Note E
Employee Retirement Plans

The Company sponsors an employee retirement plan known as the Genesis Capital, LLC 401(k) Plan (the "Plan").   Under the Plan, employees may contribute up to the maximum contributions as set periodically by the Internal Revenue Service.   The Company makes a special safe harbor contribution equal to 3% of the employee's compensation. Additionally, the Company may make a discretionary contribution to the Plan. The employer contributions vest immediately.   Participant contributions are always 100% vested.

The Company made safe harbor contributions for the year ended December 31, 2015 of $14,926. Safe harbor contributions and discretionary profit sharing contributions payable as of December 31, 2015 are $15,335 and $124,035, respectively.

Note F
Concentrations

Significant Customers:

A significant customer is defined as one from whom at least 10% of annual revenue is derived.   The Company had revenue from four customers totaling $7,721,438, which comprised approximately 89% of revenues for the year ended December 31, 2015. There were no amounts outstanding from these four customers at December 31, 2015.

Note G
Subsequent Events

The Company evaluated subsequent events through January 29, 2016, when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.